UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

BOISE INC.

(Name of Subject Company)

BOISE INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09746Y105

(CUSIP Number of Class of Securities)

Karen E. Gowland

Senior Vice President, General Counsel and Secretary

Boise Inc.

1111 West Jefferson Street, Suite 200

Boise, Idaho 83702-5388

(208) 384-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on September 26, 2013 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Bee Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Packaging Corporation of America (“Parent”), to purchase all of the outstanding shares (the “Shares”) of common stock of Boise Inc., par value $0.0001 per share, at a purchase price of $12.55 per Share, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2013, and the related Letter of Transmittal, each of which is attached to the Schedule TO filed by Parent and Purchaser with the SEC on September 26, 2013.

Except as set forth below, the information set forth in the original Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following text to the end of the section entitled “Additional Information—Regulatory Approvals—U.S. Antitrust Compliance”:

“On September 30, 2013, the Company was informed that the FTC has granted early termination of the waiting period under the HSR Act. As a result, the applicable condition to the Offer with respect to the HSR Act has been satisfied. On October 1, 2013, the Company and Parent issued a joint press release announcing the early termination of the waiting period under the HSR Act, a copy of which is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.”

Item 8, “Additional Information,” is hereby amended and supplemented by restating in its entirety the paragraph in the section entitled “Additional Information—Certain Litigation Related to the Offer” as follows:

“Following the September 16, 2013 announcement of the Merger Agreement, three purported class action lawsuits were brought against the Company, the members of the Company Board, Parent and Purchaser, captioned Ratley v. Boise, Inc., et al., C.A. No. 8933 (Sept. 20, 2013), DCM Multi-Manager Fund, LLC v. Boise Inc., et al., C.A. No. 8944 (Sept. 25, 2013) and Louisiana Municipal Police Employees’ Retirement System v. Boise, Inc., et al., C.A. No. 8952 (Sept. 27, 2013), which we refer to collectively as the Delaware actions. The Delaware actions generally allege that the individual defendants breached their fiduciary duties to the Company’s public stockholders because, among other things, they allegedly obtained a price in the proposed acquisition of Boise by Parent and Purchaser that is inadequate and not the fair value that could be obtained under the circumstances for the Company’s public stockholders. The Delaware actions also generally allege that Parent and Purchaser (and, in the case of one such action, the Company) aided and abetted those alleged violations. The plaintiffs purport to bring each of the Delaware actions on behalf of a class of Company stockholders, and seek relief that includes injunctive relief and/or damages and an award of attorneys’ and experts’ fees and costs. The Company believes that each of the Delaware actions is without merit and intends to defend vigorously against all claims asserted.”

Item 9.	Exhibits.

Item 9, “Exhibits,” is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(B)	Press release issued by Boise Inc. and Parent on October 1, 2013 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 2 to the Schedule TO filed with the SEC on October 1, 2013).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BOISE INC.

By:	/s/ Karen E. Gowland
Name: Title:	Karen E. Gowland Senior Vice President, General Counsel and Secretary

Dated: October 1, 2013